

August 6, 2008



Contact Information

Charles H. Majors

President and Chief Executive Officer

628 Main Street

Danville, VA 24541

Phone: 434-773-2219

E-mail: majorsc@amnb.com

Neal A. Petrovich

Senior Vice President and

Chief Financial Officer

103 Tower Drive

Danville, VA 24540

Phone: 434-773-2242

E-mail: petrovichn@amnb.com

Please visit us on the web at www.amnb.com

Forward-Looking Statements

This presentation may contain "forward-looking statements," within the meaning of federal securities laws that involve significant risks and uncertainties. Statements herein are based on certain assumptions and analyses by the Corporation and are factors it believes are appropriate in the circumstances. Actual results could differ materially from those contained in or implied by such statements for a variety of reasons including, but not limited to: changes in interest rates; changes in accounting principles, policies, or guidelines; significant changes in the economic scenario; significant changes in regulatory requirements; and significant changes in securities markets. Consequently, all forward-looking statements made herein are qualified by these cautionary statements and the cautionary language in the Corporation's most recent Form 10-K report and other documents filed with the Securities and Exchange Commission. American National Bankshares Inc. does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

Balance Sheet Highlights – 6/30/08

- $791 million in assets
- $102 million in shareholders' equity
- $567 million in loans
- $627 million in deposits and customer repurchase agreements
- $472 million in Trust and Brokerage assets

American National Profile

- Bank founded in 1909
- Holding company founded in 1984
- Headquartered in Danville, VA
- Commercial and retail banking
- Financial services
  - Trust
  - Brokerage
  - Insurance
  - Mortgage
- Twenty branch locations
- One loan production office



Market Area

- Market Area:
  - Southern and Central Virginia
  - North Central North Carolina

- Danville Region
  - Danville, VA
  - Yanceyville, NC
  - 8 offices
- Southside Region
  - Martinsville, South Boston and Pittsylvania County, VA
  - Greensboro, NC loan production office
  - 7 offices
- Central Region
  - Lynchburg, Bedford, Smith Mountain Lake, and Lovingston, VA
  - 6 offices



Virginia
North Carolina
Bedford County
Virginia
Lynchburg
Campbell County
Virginia
Hurt
29
Gretna
40
Franklin County
Virginia
Pittsylvania County
57
Chatham
Halifax County
Virginia
41
360
Henry County
Virginia
Danville
58
58
VA
NC
29
86
Rockingham County
North Carolina
Caswell County
North Carolina
Person County
North Carolina
Greensboro

Acquisition of Community First Financial Corporation

- Parent company of Community First Bank
- Date Closed – April 1, 2006
- Approximately $140 million in loans and deposits each
- Growth market
- Four offices

Deposit and Loan Distribution by Market

6/30/08



Deposits



Loans

Common Stock Information

- Market: **Nasdaq Global Select Market**
- Symbol: **AMNB**
- Shares outstanding: **6.1 million**
- 52 week range through 7/31/08: **$16.12 - $22.97**
- Closing price, 7/31/08: **$16.53**
- Avg daily volume (52 wk): **2,092 shares**
- Market cap: **$100.8 million**

Strategic Focus

- Profitable growth
  - Higher growth in Central region
  - Maintain market share and operational efficiency in Danville and Southside regions
- Opportunistic
  - Look for opportunities in new markets with higher growth potential
  - Generally, markets within 150 miles of Danville in all directions
  - De novo or acquisition
  - Retail or asset management / Trust
- Relationship banking / exceptional customer service
- Maintain attractive dividend

Attractive Stock Price

- Price to earnings (LTM): **10.3**
  - Peer group average 14.1 *
- Price to book: **0.99**
  - Peer group average 1.21 *
- Price to tangible book: **1.31**
  - Peer group average 1.34 *

Bank holding companies with consolidated assets between $500 million and $1 billion.

Peer Source: SNL   Ratios based on 7/31/08 closing price

Dividends

- Dividend: **$.23 per share quarterly**
- Dividend yield: **5.57% (at $16.53 per share)**



Tier 1 Capital %



Peer Source: BHCPR

Key Financial Ratios – 2008

	Q2 2008	YTD 6/30/08
• Return on average assets:	0.92%	1.05%
• Return on average equity:	7.06%	8.03%
• Return on average tangible equity:	9.69%	10.96%

Profitability – 2008

	YTD 6/30/08	YTD 6/30/07
• Net Income (000's)	$3,031	$4,114
• EPS	$0.49	$0.67

ROA Consistently Above Peers



Peer Source: BHCPR

American National Bankshares Inc.

Net Income

In thousands


$12,000
$11,000
$10,000
$9,000
$8,000
$7,000
$9,994
$11,426
$11,444
2005
2006
2007

Earnings Per Share



Loan Composition – Good Balance

6/30/08



17%
1%
4%
7%
9%
Owner occupied: 43% of total CRE
37%
25%
C & D - Residential
C & D - Commercial
Commercial Real Estate
Residential
Home Equity
Commercial
Consumer

Loans
(averages)



In thousands

	2005	2006	2007	Q1 '08	Q2 '08
	$414,580	$513,493	$549,776	$555,585	$566,975



New Loan Volume Q2 2008

36%

33%

31%

■ Danville ■ Southside □ Central

30 – 89 Day Delinquencies Well Below Peer



Peer Source: BHCPR

Nonperforming Assets



NPA's to Total Loans



Peer Source: BHCPR

AMERICAN NATIONAL
BANKSHARES INC.

Deposit Composition

92nd percentile in demand deposits

6/30/08



9%
17%
17%
8%
10%
38%
Interest Bearing Demand
Noninterest Bearing Demand
Money Market
Savings
CD's
Repurchase Agreements

AMERICAN NATIONAL
BANKSHARES INC.

Deposits and Repurchase Agreements
(averages)

In thousands


$660,000
$640,000
$620,000
$600,000
$580,000
$560,000
$540,000
$520,000
$500,000
$525,341
$634,851
$642,076
$638,034
$629,702
2005
2006
2007
Q1 '08
Q2 '08

Noninterest Income

In thousands

June 30th	YTD 2008	YTD 2007	Change
Trust fees	$1,796	$1,803	0%
Service charges	1,166	1,247	-6%
Mortgage banking	395	519	-24%
Retail brokerage	244	248	-2%
Other	738	737	-24%
Core	4,339	4,554	-5%
Gains/losses on sales	-108	89	
Securities impairment	-255	0	
TOTAL	**$3,976**	**$4,554**	**-10%**



Trust and Investment Services

S&P 500 down 12% YTD, managed assets down 7%

In thousands

Chart: Assets Under Management

- 2005: $416,800
- 2006: $455,400
- 2007: $507,400
- Q1 '08: $476,302
- Q2 '08: $471,480



Revenue Components
Q2 2008

27%

73%

Peer average Q1 '08 79/21   Net interest income is after loan loss provision

■ **Net Interest Income** ■ **Fee Income**

Why Own AMNB?

- Sound, efficient, and highly profitable
- Long-term history of high performance and profitability
- High credit quality
- Core deposits
- Above-average margins
- Low operating expenses
- Significant fee income, particularly from Trust
- Asset management
- Strong capital position
- High dividend
- Attractive stock price

Thank you!

